UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

This Report on Form 6-K (including the exhibit hereto) (the “Form 6-K”) is hereby incorporated by reference in HSBC Bank plc’s registration statement on Form F-3 (File No. 333-267182).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

29 August 2025

HSBC BANK PLC
WITHDRAWAL OF LISTING OF ZERO COUPON CALLABLE ACCRETING NOTES DUE SEPTEMBER 27, 2042 (CUSIP: 40442B2A4) FROM THE NEW YORK STOCK EXCHANGE

HSBC Bank plc (“HBEU” or the “Company”) announces that it intends to delist its Zero Coupon Callable Accreting Notes due September 27, 2042 (CUSIP: 40442B2A4) (the “Notes”) from the New York Stock Exchange (“NYSE”).

HBEU will provide written notice to the NYSE of its intent to delist.

The main purpose of delisting is to simplify HBEU’s reporting obligations, as part of HBEU’s plan to demise its programme for the issuance of debt securities registered with the U.S. Securities and Exchange Commission (the “SEC”).

HBEU intends to submit an application to Euronext Dublin for the Notes to be admitted to trading on the Global Exchange Market of Euronext Dublin, which is an existing listing venue for HBEU’s structured notes issued under its non-U.S. Notes and Warrants Programme.

HBEU plans to file the related Form 25 with the SEC around 10 days after the date hereof and expects the delisting to become effective ten days after such filing.

HBEU will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and the Company will continue to comply with its obligations under the Exchange Act. Once the delisting has become effective and the Company meets the criteria for terminating its reporting obligations under the Exchange Act, it intends to file Form 15 with the SEC in order to deregister all classes of its registered securities.

Immediately upon filing Form 15 HBEU’s legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

HBEU reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

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Investor enquiries to:

Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com

Media enquiries to:

Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date	August 29, 2025
		By:	/s/ Kavita Mahtani
		Name:	Kavita Mahtani
		Title:	Chief Financial Officer